Filed pursuant to Rule 424(b)(7)
File No. 333-145921
Prospectus Supplement No. 1
(to prospectus dated December 20, 2007)
$150,000,000 2.50% Convertible Senior Notes due 2027
6,157,635 Shares of Common Stock Issuable upon Conversion of the Notes
     This prospectus supplement supplements information contained in the prospectus dated December 20, 2007, referred to as the “prospectus,” relating to the resale by various securityholders of $150,000,000 in aggregate principal amount of our 2.50% convertible senior notes due 2027, referred to as the “notes” or “2.5% notes,” and shares of our common stock issuable upon conversion of the notes. This prospectus supplement is not complete without, and should be read together with, the prospectus.
     You should consider carefully risks that are described in the “Risk Factors” section beginning on page 9 of the prospectus, as well as the risk factors that are incorporated by reference into the prospectus from our Annual Report on Form 10-K for the fiscal year ended December 29, 2007, before investing in the notes and the shares of common stock issuable upon conversion of the notes.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement No. 1 is April 9, 2008.

Selling Securityholders
     The table in the section “Selling Securityholders” on pages 83-85 of the prospectus is hereby supplemented and updated by the information set forth in the table below. All other portions of the prospectus remain unchanged. Where the name of a selling securityholder identified in the table below appears in the table in the prospectus, the information set forth in the table below regarding that selling securityholder supersedes and replaces the information regarding such selling securityholder in the prospectus in its entirety.
     We have prepared the table below based on information received from the selling securityholders on or prior to March 28, 2008. Information concerning the selling securityholders may change from time to time. Because a selling securityholder may from time to time sell all or a portion of the notes and shares of common stock issuable upon conversion of the notes pursuant to the prospectus and this prospectus supplement, an estimate cannot be given as to the principal amount of the notes and the number of shares of common stock that the selling securityholder will hold upon consummation of any sales. Therefore, the information presented in the table below assumes that all of the selling securityholders will: (i) sell all of the notes beneficially owned by them and offered pursuant to the prospectus and this prospectus supplement or (ii) fully convert the notes for shares of our common stock and sell all shares of our common stock that they will have received pursuant to such conversion. In addition, since the date on which selling securityholders provided this information to us, such selling securityholders may have sold, transferred or otherwise disposed of all or a portion of their respective notes or shares of common stock issuable upon conversion of the notes.

							Shares of
					Shares of		Common Stock
	Notes		Shares of Common		Common Stock		Beneficially
	Beneficially		Stock Beneficially		Beneficially		Owned upon
	Owned and		Owned Prior to the		Owned and Being		Completion of the
	Being Offered		Offering		Offered		Offering
	Principal			%		%		%
Name	Amount ($)%		Number (1)	(2)(3)	Number (1)	(2)(3)	Number (1)	(2)
Citadel Equity Fund Ltd. (4)(5)	49,000,000	32.7	1,963,182	4.2	1,633,331	3.5	329,851	*
Polygon Global Opportunities Master Fund (6)	5,000,000	3.3	166,666	*	166,666	*	—	—

*	Less than 1%

(1)	Assumes conversion of all of the holder’s 2.5% notes at a conversion rate of 33.3333 shares of common stock per $1,000 principal amount of the 2.5% notes and the conversion of all of the holder’s 3% convertible notes at a conversion rate of 56.1545 of common stock per $1,000 principal amount of the 3% convertible notes. However, these conversion rates are subject to adjustment. As a result, the number of shares of common stock issuable upon conversion of the 2.5% notes or 3% convertible notes, as applicable, may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(1) under the Exchange Act, using 46,871,378 shares of common stock outstanding as of March 3, 2008.

(3)	In calculating this number for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all that holder’s 2.5% notes and 3% convertible notes, as applicable, but we did not assume conversion of any other holder’s notes.

(4)	The selling securityholder is an affiliate of a broker-dealer. The selling securityholder has advised us that it purchased the notes in the ordinary course of business, and, at the time of the purchase, the selling securityholder had no agreements or understandings directly or indirectly, with any person to distribute the notes.

(5)	Citadel Limited Partnership, referred to as “CLP,” is the trading manager of Citadel Equity Fund Ltd. and consequently has investment discretion over securities held by Citadel Equity Fund Ltd. Citadel Investment Group, L.L.C., referred to as “CIG,” controls CLP. Kenneth C. Griffin controls CIG and, therefore, has ultimate investment discretion over securities held by Citadel Equity Fund Ltd. CLP, CIG and Mr. Griffin each disclaim beneficial ownership of the securities held by Citadel Equity Fund Ltd. The number of shares of common stock beneficially owned prior to the offering includes 329,851 shares of common stock issuable upon conversion of our 3% convertible notes.

(6)	Polygon Investment Partners LLP, Polygon Investment Partners LP and Polygon Investment Partners HK Limited, collectively referred to as the “investment managers,” Polygon Investments Ltd., referred to as the “manager,” Alexander Jackson, Reade Griffith and Paddy Dear share voting and dispositive power over the securities held by Polygon Global Opportunities Master Fund, referred to as the “master fund.” The investment managers, the manager, Alexander Jackson, Reade Griffith and Paddy Dear disclaim beneficial ownership of the securities held by the master fund.